Nicole C. Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

March 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief Alexandra Barone, Staff Attorney Kathleen Collins, Accounting Branch Chief Rebekah Lindsey, Staff Accountant

Re:	UiPath, Inc.
Draft Registration Statement on Form S-1
Submitted February 26, 2021
CIK: 0001734722

Ladies and Gentlemen:

On behalf of UiPath, Inc. (the “Company”), we are providing this letter supplementally in response to comment 16 received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 13, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, as initially confidentially submitted to the Staff on December 17, 2020 (the “Registration Statement”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned, as noted below, rather than rely on the U.S. mail for such notice.

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Page Two

Note 11. Equity Awards, page F-33

16.

Please provide us with a breakdown of all stock options and restricted stock awards granted during fiscal 2021 or after and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

As stated in the Amended Draft Registration Statement, the fair value of the common stock underlying the Company’s equity awards is determined by its board of directors (the “Board”), after considering contemporaneous third-party valuations and input from management. The valuations of the Company’s Class A common stock are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Each fair value estimate is based on a variety of factors, which may include the following:

•	the prices of the latest secondary sales in arm’s-length transactions;

•	the prices of recent sales of our convertible preferred stock to investors;

•	the Company’s capital resources and financial condition;

•	the preferences held by the Company’s convertible preferred stock classes relative to those of its Class A common stock;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering (“IPO”) or sale of the Company, given prevailing market conditions;

•	the Company’s historical operating and financial performance as well as its estimates of future financial performance;

•	valuations of comparable companies;

•	the hiring of key personnel;

•	the status of the Company’s development, product introduction, and sales efforts;

•	the price paid by the Company’s to repurchase outstanding convertible preferred stock and Class A common stock;

•	the relative lack of marketability of the Company’s Class A common stock;

•	the overall market condition in which the Company’s business operates (including the impacts of the COVID-19 pandemic);

•	industry information such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to the Company’s business.

In response to the Staff’s comment, set forth in the table below are the stock options, restricted stock units, and restricted stock awards (collectively, the “awards”) granted by the Company in fiscal 2021 through the date of this letter, along with the fair value of the underlying shares of Class A common stock used to value such awards at the grant date.

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Page Three

Stock Options

Option Grant Date	Number of shares of Class A Common Stock Subject to Options	Estimated Class A Common Stock Fair Value Per Share for Financial Reporting Purposes
March 27, 2020(1)	[***]	$[***]
April 30, 2020	[***]	$[***]
May 29, 2020	[***]	$[***]
June 12, 2020	[***]	$[***]
June 24, 2020	[***]	$[***]
July 20, 2020(2)	[***]	$[***]
August 7, 2020	[***]	$[***]
August 25, 2020	[***]	$[***]
September 18, 2020	[***]	$[***]
November 2, 2020	[***]	$[***]
November 20, 2020	[***]	$[***]
December 18, 2020	[***]	$[***]
January 8, 2021	[***]	$[***]

(1)

Represents options that were granted in March 2020, excluding options that were later repriced in July 2020 to purchase [***] shares of Class A common stock granted on March 27, 2020 at an original exercise price of $[***].

(2)

Represents options that were previously granted but repriced in July 2020, including options to purchase [***] shares of Class A common stock granted in fiscal years 2020 and 2021, at an original exercise price from $[***] to $[***].

Restricted Stock Units

Restricted Stock Units (RSUs) Grant Date	RSUs Granted	Estimated Class A Common Stock Fair Value Per Share for Financial Reporting Purposes
March 27, 2020	[***]	$[***]
April, 30, 2020	[***]	$[***]
May 29, 2020	[***]	$[***]
June 12, 2020	[***]	$[***]
June 24, 2020	[***]	$[***]
July 20, 2020	[***]	$[***]
August 7, 2020	[***]	$[***]
September 18, 2020	[***]	$[***]
October 29, 2020	[***]	$[***]
November 2, 2020	[***]	$[***]
November 20, 2020	[***]	$[***]
December 18, 2020	[***]	$[***]
January 8, 2021	[***]	$[***]

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Page Four

Restricted Stock Awards

Restricted Stock Awards (RSAs) Grant Date	RSAs Granted	Estimated Class A Common Stock Fair Value Per Share for Financial Reporting Purposes
September 18, 2020	[***]	$[***]

Fair Value Per Share of Class A Common Stock for Financial Reporting Purposes

The estimate of the fair value per share of the Company’s Class A common stock and the exercise price per share had been determined at each grant date by the Board, taking into account independent common stock valuation reports (“Valuation Reports”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation. With regard to the awards set forth in the tables above, the Company obtained third-party valuations as of February 12, 2020, March 31, 2020, June 9, 2020, October 26, 2020 and February 15, 2021 (the “Valuation Dates”). Such contemporaneous valuations were used for determining the exercise price of the stock options noted above (collectively, the “Contemporaneous Valuation Reports” and “Contemporaneous Valuation Dates”). Such contemporaneous valuations are discussed in greater detail below.

In connection with this offering and the preparation of the financial statements necessary for the submission of the Registration Statement, in February 2021, we undertook retrospective valuations of the fair value of our common stock as of February 12, 2020, March 31, 2020, June 9, 2020 and October 26, 2020 for financial reporting purposes (the collectively the “Retrospective Valuation Reports” and “Retrospective Valuation Dates”). For financial reporting purposes, and as further described below, the Company retrospectively assessed the fair value used for computing stock-based compensation expense after considering the fair value reflected on a retrospective valuation report and other facts and circumstances as of the applicable Valuation Date. The Company then used straight-line interpolation to estimate the fair value between the Retrospective Valuation Dates. The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its Class A common stock because the Company did not identify any single event that occurred during periods between the Retrospective Valuation Dates that would have caused a material change in fair value as of any of the grant dates and because application of this methodology is consistent with the growth the Company has been experiencing.

At each Valuation Date for both the contemporaneous and retrospective Valuation Reports, the fair value of the Company’s business, or enterprise value, was determined for financial reporting purposes using one or a combination of the following methods under the market approach:

•

Guideline Public Company Method (“GPCM”). The GPCM involves deriving valuation multiples based on various financial metrics from public companies with similar operational and economic characteristics and/or in a similar line of business (the “Peer Group”). The

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Page Five

observed valuation multiples are assessed and adjusted for differences between the Company and the Peer Group then applied to the Company’s financial metrics. The Company utilized revenue metrics available as of each Contemporaneous and Retrospective Valuation Date given the lack of any demonstrated track record of profitable operations.

•

Subject Company Transaction Method (“SCTM”). The SCTM involves deriving a company’s value based on a relevant transactions in its own stock. Based on the Company’s historical preferred stock financing rounds, this method was used for each Contemporaneous and Retrospective Valuation Date following a new financing round, which required the use of the selected allocation method (discussed below) to calculate the equity value which results in an amount being allocated to the subject preferred stock consistent with the issue price.

The estimated equity value at each of the Contemporaneous and Retrospective Valuation Dates was then allocated to the various equity classes using a hybrid of the Probability Weighted Expected Return Method (the “PWERM”) that incorporated the Option Pricing Method (the “OPM”). Both allocation methods are forward-looking analyses of the possible future outcomes of the enterprise upon a potential liquidity event or stay-private scenarios. The PWERM involves identifying discrete future outcomes for the business, including future enterprise or equity values, term, and probability, and is typically most appropriate when potential future outcomes can be estimated with a relatively high level of confidence. The OPM utilizes the Black-Scholes-Merton option pricing model to establish a distribution of potential future outcomes based on the selected underlying value, term, expected volatility, and risk-free rate and is typically most appropriate when discrete future outcomes cannot be reasonably identified and/or supported and considered speculative. In implementing the hybrid PWERM, the Company identified one or more IPO scenario(s) and incorporated the OPM to capture a later liquidity event.

After the equity value was estimated and allocated among the various equity classes, a discount for lack of marketability (“DLOM”) was applied to the value allocated to Class A common stock to arrive at the fair value. A DLOM is applied based on the theory that an owner of a minority common stock interest in a private company has limited opportunities to sell, or otherwise liquidate, the stock and any such sale would involve significant transaction costs, thereby reducing the overall value.

In establishing the exercise price of the equity awards granted, the Board considered the most recent Contemporaneous Valuation Report available to the Board as of the grant date of the applicable award. However, the estimated fair value of Class A common stock for financial reporting purposes was based on the Retrospective Valuation Reports as of February 12, 2020, March 31, 2020, June 9, 2020 and October 26, 2020 and a Contemporaneous Valuation Report as of February 15, 2021. As noted above, the Company then used straight-line interpolation to estimate the fair value between each of the applicable Retrospective Valuation Dates and between the Retrospective Valuation Report on October 26, 2020 and the February 15, 2021 Contemporaneous Valuation Report.

With regard to the Retrospective Valuations Reports, the Company determined in consultation with the underwriters conducting the offering that updates to the Company’s peer group used in the Contemporaneous Valuation Reports was appropriate given the continued growth and performance of the Company’s business (the “Revised Peer Group”). The Revised Peer Group was identified in late December 2020. Based on a review of the valuations of the Revised Peer Group as of each Retrospective Valuation Date, certain market-based assumptions were updated to align with the observed valuation multiples and trends and to take into consideration the

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Page Six

similarities in historical and projected growth, profitability, stage of development, and risk between the Company and the Revised Peer Group. Additionally, the stage of development relative to the timing of each company’s IPO for the Revised Peer Group was also considered in the reassessment of the liquidity event probabilities and distributions.

The following are the key considerations in determining the fair value of the Company’s Class A common stock at each Contemporaneous and Retrospective Valuation Date.

Contemporaneous and Retrospective February 2020 Valuation Reports

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s Class A common stock as of February 12, 2020, resulting in an estimated fair value of $[***] per share (the “Contemporaneous February 2020 Valuation Report”) using a hybrid of the PWERM that incorporated an OPM.

As of the Contemporaneous Valuation Date, the most recent financing event (i.e., the Series D funding round initiated in April 2019) was not deemed an applicable indication of the Company’s equity value as of the valuation date given the period of time between the initial closing and the valuation date and the Company’s progress during that period. Therefore, the GPCM was determined to be the most appropriate indication of the Company’s equity value as of the Valuation Date. Given the differences in the capital structure of the Peer Group and the Company and the Company’s negative profitability as of the Contemporaneous Valuation Date, the Company focused on enterprise value-to-revenue valuation multiples based on both the latest historical (i.e., trailing twelve month period (“TTM”)) and forecast (i.e., the next fiscal year end (“FYE+1”)) revenue.

In February 2021, for financial reporting purposes in connection with the current IPO process, the Company, with assistance from a third-party valuation firm, prepared a retroactive valuation of the Company’s Class A common stock as of February 12, 2020 and determined the value to be $[***] per share (the “Retrospective February 2020 Valuation Report”).

In estimating the equity value for the Retrospective February 2020 Valuation Report, the GPCM was updated to reflect the Revised Peer Group, resulting in an increase to the selected valuation multiples applied to the Company’s financial metrics based on the observed multiples of the Revised Peer Group as of the valuation date (an enterprise value-to-revenue valuation multiple of 17.0 was applied to TTM revenue and 12.0 was applied to FYE+1 revenue projection resulting in an equity value of $[***] billion). The equity value was then allocated using a similar hybrid of the PWERM that incorporated an OPM; the probability of the IPO scenario was assigned a probability of 40% (60% assigned to the later liquidity, or OPM, scenario) given the recent IPOs of several of the companies within the Revised Peer Group and implications based on the revised, increased estimate of the Company’s equity value as of the valuation date.

The future equity value of $[***] billion was used in the IPO scenario and a present equity value of $[***] billion was used in the later liquidity event scenario (the value that results in a probability-weighted present equity value consistent with the estimated equity value using the GPCM).

Additionally, the term to a potential IPO was reduced to approximately 1.2 years based on consideration of the operational and financial similarities between the Company and the Revised Peer Group and with the benefit of hindsight on the Company’s actual IPO process which commenced in October 2020 and a term of approximately 2.4 years was used in the later liquidity (OPM) scenario. Finally, a weighted-average DLOM of approximately 14% was applied to the weighted-average marketable value for Class A common stock derived from the IPO and later liquidity scenarios.

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The Company then retrospectively assessed the fair value of the Company’s Class A common stock for financial reporting purposes in connection with the awards granted between February 12, 2020 and March 31, 2020 (the date of the next Retrospective Valuation Report) using a straight-line methodology to interpolate the estimated fair value between February 12, 2020 and March 31, 2020, which resulted in the estimated fair values shown in the table above.

Contemporaneous and Retrospective March 2020 Valuation Reports

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s Class A common stock as of March 31, 2020, resulting in an estimated fair value of $[***] per share (the “Contemporaneous March 2020 Valuation Report”) using the OPM.

As of the Valuation Date, the most recent financing event (i.e., the Series D funding round initiated in April 2019) was not deemed an applicable indication of the Company’s equity value as of the valuation date given the period of time between the initial closing and the valuation date and the Company’s progress during that period. Therefore, the GPCM was determined to be the most appropriate indication of the Company’s equity value as of the valuation date. Given the differences in the capital structure of the Peer Group and the Company and the Company’s negative profitability as of the valuation date, the Company focused on enterprise value-to-revenue valuation multiples based on both the latest historical (i.e., TTM) and forecast (i.e., FYE+1) revenue. In performing this analysis, the Company noted that the valuation trends of the Peer Group between February 12, 2020 (the previous Valuation Date) and the Contemporaneous March 2020 Valuation Report generally corresponded with the global spread of the COVID-19 pandemic and determined that the valuation trends were largely attributable to the macroeconomic impact of the pandemic. These trends, coupled with discontinuing the use of the PWERM method (due to the uncertainty surrounding the potential of a relatively near term IPO given market instability or volatility), contributed to the decrease in the value per share of Class A common stock between the Contemporaneous February 2020 Valuation Report and the Contemporaneous March 2020 Valuation Report.

In February 2021, for financial reporting purposes in connection with the current IPO process, the Company, with assistance from a third-party valuation firm, prepared a retroactive valuation of the Company’s Class A common stock as of March 31, 2020 and determined the value to be $[***] per share (the “Retrospective March 2020 Valuation Report”).

In estimating the equity value for the Retrospective March 2020 Valuation Report, the GPCM was updated to reflect the Revised Peer Group, resulting in an increase to the selected valuation multiples applied to the Company’s financial metrics based on the observed multiples of the Revised Peer Group as of the valuation date (an enterprise value-to-revenue valuation multiple of 15.0 was applied to TTM revenue and 13.5 was applied to the revised FYE+1 revenue projection resulting in an equity value of $[***] billion). The equity value was then allocated using a similar hybrid of the PWERM that incorporated an OPM; the probability of the IPO scenario was assigned a probability of 50% given the recent IPOs of several of the companies within the Revised Peer Group and implications based on the revised, increased estimate of the Company’s equity value as of the valuation date (resulting in 50% being assigned to the later liquidity event scenario).

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Page Eight

The future equity value of $[***] billion was used in the IPO scenario and a present equity value of $[***] billion was used in the later liquidity event scenario (the value that results in a probability-weighted present equity value consistent with the estimated equity value using the GPCM).

Additionally, the term to a potential IPO was reduced to approximately 1.1 years based on consideration of the operational and financial similarities between the Company and the Revised Peer Group and with the benefit of hindsight on the Company’s actual IPO process which commenced in October 2020 and a term of approximately 2.3 years was used in the later liquidity (OPM) scenario. Finally, a weighted-average DLOM of approximately 5.6% was applied to the weighted-average marketable value for Class A common stock derived from the IPO and later liquidity scenarios.

The Company then retrospectively assessed the fair value of the Company’s Class A common stock for financial reporting purposes in connection with the awards granted between March 31, 2020 and June 9, 2020 (the date of the subsequent Retrospective Valuation Report, also retroactively valued) using a straight-line methodology to interpolate the estimated fair value between valuation dates methodology, which resulted in the estimated fair values shown in the table above.

Contemporaneous and Retrospective June 2020 Valuation Reports

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s Class A common stock as of June 9, 2020, resulting in an estimated fair value of $[***] per share (the “Contemporaneous June 2020 Valuation Report”) using the OPM. Given the continued uncertainty around the economic impact of the COVID-19 pandemic on the market, management again determined not to incorporate a discrete IPO scenario in the Contemporaneous June 2020 Valuation Report.

As of the valuation date, the Company had initiated the Series E funding (in which the Company issued in a private placement to certain investors an aggregate of 12,149,646 shares of Series E convertible preferred stock at a purchase price of $18.59346 per share, for an aggregate purchase price of approximately $225.9 million); thus, the SCTM was determined to be the most appropriate indication of the Company’s equity value. As described above, the SCTM relies upon subject stock (the Series E preferred stock) to calculate an equity value that results in an amount being allocated to the subject stock consistent with the transaction or issue price.

In February 2021, for financial reporting purposes in connection with the current IPO process, the Company, with assistance from a third-party valuation firm, prepared a retroactive valuation of the Company’s Class A common stock as of June 9, 2020 and determined the value to be $[***] per share (the “Retrospective June 2020 Valuation Report”).

In estimating the equity value for the Retrospective June 2020 Valuation Report, the SCTM was updated to reflect the use of a hybrid of the PWERM that incorporated an OPM resulting in an equity value of $[***] billion (based on a future equity value of $[***] billion in the IPO scenario and a present equity value of $[***] billion in the later liquidity event scenario). Given the recent IPOs of several of the companies within the Revised Peer Group and implications based on the late-stage financing and likely return expectations for investors of the Series E financing, and with the benefit of hindsight on the Company’s actual IPO process which commenced in October 2020, the probability assigned to the discrete IPO scenario was increased to 70% (resulting in 30% being assigned to the later liquidity event scenario).

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Page Nine

As compared to the Retrospective March 2020 Valuation Report, the terms under both liquidity scenarios were reduced by an amount consistent with the period of time between the two valuation dates resulting in terms of approximately 0.9 years for the IPO scenario and 2.0 years for the later liquidity event scenario. Finally, a weighted-average DLOM of approximately 2.9% was applied to the weighted-average marketable value for Class A common stock derived from the IPO and later liquidity scenarios.

The Company then retrospectively assessed the fair value of the Company’s Class A common stock for financial reporting purposes in connection with the awards granted between June 9, 2020 and October 26, 2020 (the date of the subsequent Retrospective Valuation Report, also retroactively valued) using a straight-line methodology to interpolate the estimated fair value between valuation dates methodology, which resulted in the estimated fair values shown in the table above.

Contemporaneous and Retrospective October 2020 Valuation Reports

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s Class A common stock as of October 26, 2020, resulting in an estimated fair value of $[***] per share (the “Contemporaneous October 2020 Valuation Report”) using a hybrid of the PWERM that incorporated an OPM. Applying this hybrid PWERM, the value of Class A common stock was determined by weighting discrete IPO scenarios and a later liquidity event scenario (using the OPM). The Company had determined that the reintroduction of a PWERM was appropriate as of the valuation date since the Company had commenced the IPO process, including hiring its legal advisor and informing its independent auditor of its plan. Accordingly, the Company considered an IPO to be an option in determining the value of the Class A common stock, which contributed to the increase in the resulting value per share of Class A common stock.

The future equity values derived under the IPO scenarios were based on implied equity values indicated by the Company’s Series E funding round in July 2020, which was the Company’s most recent transaction in its capital stock as of the valuation date, and valuation trends of the Peer Group between June 9, 2020 and October 26, 2020. Similarly, the present equity value used in the later liquidity event scenario was based on the estimated equity value of the Company as of June 9, 2020 and adjusted based primarily on valuation trends of the Peer Group between June 9, 2020 and October 26, 2020.

In February 2021, for financial reporting purposes in connection with the current IPO process, the Company, with assistance from a third-party valuation firm, prepared a retroactive valuation of the Company’s Class A common stock as of October 26, 2020 and determined the value to be $[***] per share (the “Retrospective October 2020 Valuation Report”).

In estimating the equity value for the Retrospective October 2020 Valuation Report, the GPCM was relied upon and updated to reflect the Revised Peer Group, resulting in an increase to the selected valuation multiples applied to the Company’s financial metrics based on the observed multiples of the Revised Peer Group as of the valuation date (an enterprise value-to-revenue valuation multiple of 36.0 was applied to the FYE+1 revenue projection resulting in an equity value of $[***] billion). The equity value was then allocated using a similar hybrid of the PWERM that incorporated an OPM. The future equity values derived under the IPO scenarios were derived by applying valuation multiples (selected based on the observed valuation multiples of the Revised Peer Group) to the Company’s projected TTM revenue metric as of the anticipated date of the IPO (enterprise value-to-revenue valuation multiples of 42.5, 50.0, and 54.9 were selected to derive potential future equity values of $[***] billion, $[***] billion, and $[***] billion, respectively, for the potential IPO scenarios).

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Page Ten

The present equity value used in the later liquidity event scenario ($[***] billion) was based on the probability-adjusted amount that resulted in a probability-weighted present equity value of the allocation to be consistent with that determined using the GPCM.

As compared to the Retrospective June 2020 Valuation Report, the aggregate probability assigned to the discrete IPO scenarios was increased to 75% reflecting the Company’s progress toward a potential IPO (resulting in 25% being assigned to the later liquidity event scenario) and the terms under both liquidity scenarios were reduced by an amount consistent with the period of time between the two valuation dates, resulting in a term of approximately 0.5 years for the IPO scenarios and 1.75 years for the later liquidity event scenario.

The risk-adjusted discount rates applied to the future values in the IPO scenarios were reduced to 25% as compared to the prior Retrospective Valuation Reports (which used a risk-adjusted discount rate of 45%) due to the inclusion of multiple scenarios, partially addressing the level of risk or uncertainty associated with a single point estimate for future equity value of the Company upon a potential near-term IPO. The selected risk-adjusted discount rate as of the valuation date was generally consistent with the typical ranges expected for a high-growth, late-stage venture capital-backed company.

Finally, a weighted-average DLOM of approximately 1.4% was applied to the weighted-average marketable value for Class A common stock derived from the IPO and later liquidity scenarios.

The Company then retrospectively assessed the fair value of the Company’s Class A common stock for financial reporting purposes in connection with the awards granted between October 26, 2020 and February 15, 2021 (the date of the subsequent Retrospective Valuation Report) using a straight-line methodology to interpolate the estimated fair value between valuation dates methodology, which resulted in the estimated fair values shown in the table above.

Contemporaneous February 2021 Valuation Report

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s Class A common stock as of February 15, 2021, resulting in an estimated fair value of $[***] per share (the “Contemporaneous February 2021 Valuation Report”) using a hybrid of the PWERM that incorporates an OPM. Applying this hybrid PWERM, the value of common stock was determined by weighting discrete IPO scenarios and a later liquidity event scenario (using the OPM).

In estimating the equity value for the Contemporaneous February 2021 Valuation Report, the present and future equity values under the various liquidity scenarios were derived using the SCTM since the Company had recently closed its Series F funding round on February 1, 2021 (in which the Company issued in a private placement to certain investors an aggregate of 12,043,202 shares of Series F convertible preferred stock at a purchase price of $62.27576 per share, for an aggregate purchase price of approximately $750.0 million). As described above, the SCTM relies upon transaction of the subject stock (the Series F preferred stock) to calculate an equity value that results in an amount being allocated to the subject stock consistent with the transaction or issue price, resulting in an equity value of $[***] billion. Additionally, the GPCM was used to determine the reasonableness implied valuation multiples based on the equity value of $[***] billion derived under the SCTM. The equity value was then allocated using a similar hybrid of the PWERM that incorporated an OPM. The range of future equity values derived under the IPO scenarios were derived by applying valuation multiples (selected based on the observed valuation multiples of the Revised Peer Group) to the Company’s projected TTM revenue metric as of the anticipated date

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of the IPO with the distribution of probabilities among the IPO scenarios and the resulting present equity values reconciling with a probability-weighted present value for the preferred and common stock consistent with the Series F transaction or issue price (enterprise value-to-revenue valuation multiples of 53.5, 55.9, and 61.5 were selected to derive potential future equity values of $[***] billion, $[***] billion, and $[***] billion, respectively, for the potential IPO scenarios). The present equity value of $[***] billion used in the later liquidity event scenario was based on the amount that resulted in a present value for the Series F preferred stock consistent with the transacted or issue price.

The aggregate probability assigned to the discrete IPO scenarios was increased to 87.5% (12.5% assigned to the later liquidity event scenario) reflecting the Company’s progress toward a potential IPO, specifically by formally engaging underwriters in November and submitting its first confidential registration statement with the SEC in late December. The terms under both liquidity scenarios were reduced by an amount consistent with the period of time between October 26, 2020 and February 15, 2021, resulting in a term of approximately 0.2 years for the IPO scenarios and 1.4 years for the later liquidity event scenarios. Finally, a weighted-average DLOM of approximately 0.7% was applied to the weighted-average marketable value for Class A common stock derived from the IPO and later liquidity scenarios.

The risk-adjusted discount rates applied to the future values in the IPO scenarios was generally consistent with those used in the Retrospective October 2020 Valuation Report; however, the rate was reduced an incremental amount to 22.5% given the assessed risk of the distribution of equity values among the various IPO scenarios being based on a transaction in the Company’s own equity and the Company’s continued growth and profitability improvement.

*        *        *

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

March 9, 2021

Page Twelve

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Ashim Gupta, UiPath, Inc.
Brad Brubaker, UiPath, Inc.
Mihai Faur, UiPath, Inc.
Eric C. Jensen, Cooley LLP
Matthew P. Dubofsky, Cooley LLP

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com